Exhibit 99.1

Draganfly Deploys Versatile Situational Assessment Drones to Ukraine

Draganfly has successfully completed deployment and training of its initial Situational Assessment Drones in Ukraine

Los Angeles, CA. June 14, 2022 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, announced today that the Company, in partnership with Coldchain Delivery Systems, Inc. (“Coldchain Delivery Systems”), has successfully completed deployment and training of its first two Situational Assessment Drones to Revived Soldiers Ukraine (“RSU”).

The Situational Assessment Drones were received by Iryna Vashchuk Discipio, President of RSU, and members of her staff, including pilots, at a facility in Poland on June 10, 2022. The drones were then transported to Ukraine, where the Company’s experienced pilots conducted a thorough virtual training with RSU’s drone operators.

Draganfly has selected AeroVironment’s Quantix™ Mapper hybrid vertical take-off and landing (“VTOL”) drone to serve as the Company’s Situational Assessment Drone. Working with AeroVironment in 2020, the versatile remotely piloted aircraft system (“RPAS”) became the fifth aircraft in Draganfly’s fleet to meet Transport Canada’s safety assurance certification for RPAS advanced flight operations.

The Quantix™ Mapper is a lightweight, fully-automated drone that is easy to use and capable of providing high-resolution optical and thermal imaging during critical operations. Its hybrid VTOL design allows users to effectively launch the drone vertically and seamlessly transition to horizontal flight, maximizing efficiency and range.

“The Situational Assessment Drones are specifically designed to provide crucial and effective visual oversight during active emergency, medical, and disaster response situations,” said Cameron Chell, President and CEO of Draganfly. “The combination of these drones and our first Medical Response Drone will help RSU safely access hotspots and provide humanitarian aid in major Ukrainian cities.”

“We are thrilled to be celebrating another successful drone deployment with Draganfly,” said Wayne Williams, Founder and Executive Director of Coldchain Delivery Systems. “The company’s Situational Assessment and Medical Response Drones will help RSU reduce response times, improve situational awareness, and increase overall efficiency as the non-profit organization scales up its humanitarian aid operations in Ukraine.”

“Draganfly’s Situational Assessment and Medical Response Drones are essential for saving lives across Ukraine,” said Iryna Vashchuk Discipio, President of RSU. “Each drone helps us ensure the timely and safe delivery of medical supplies and equipment to communities in need.”

Draganfly also recently announced that DroneAid: Ukraine will be funding five highly specialized Medical Response Drones for RSU.

The latest order builds upon the initial request from Coldchain Delivery Systems for a combination of 10 North American-made Medical Response and Search and Rescue Drones for deployment with RSU. The total initial order size received by Draganfly (subject to conditions) is up to 200 units.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 20 years, Draganfly is an award-winning industry leader serving the public safety, public health, mining, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact

Arian Hopkins

Email: media@draganfly.com

Company Contact

Email: info@draganfly.com

About Revived Soldiers Ukraine

Revived Soldiers Ukraine is a non-profit organization dedicated to providing aid to the people of Ukraine in support of their fundamental human rights and medical rehabilitation of Ukrainian soldiers.

With the help of committed supporters, the organization can continue to assist families and soldiers in Ukraine. We retain the right to use no more than 10% of the funds for operational costs.

For more information, visit: www.rsukraine.org.

Media Contact:

info@rsukraine.org

About Coldchain Delivery Systems

Coldchain Delivery Systems is the leader in time and temperature-sensitive medical material management integrating proven systems with the documentation fundamental to accreditation and effective Quality Control Systems. Coldchain Delivery Systems’ remote monitoring system, pre-qualified thermal shippers, inventory control, fulfillment, and QAQC solutions ensure the Integrity and Security of its client’s product.

For more information, visit https://coldchain-tech.com/.

About DroneAid: Ukraine

DroneAid: Ukraine is a North American non-profit campaign putting life-saving humanitarian drones and supplies on the ground and in the air in Ukraine right now. The organization supports Revived Soldiers Ukraine: a non-profit conducting humanitarian aid missions in the most devastated parts of that country.

Through creative partnerships, DroneAid is saving lives without risking lives.

For more information, please visit: www.droneaid.co.

Media Contact

Daorcey Le Bray
Email: dlebray@strategicgroup.ca

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as ”may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to the effectiveness of the Company’s Situational Assessment Drones and Medical Response Drones and future funding and orders for the Company’s Medical Response and Search and Rescue Drones. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.